Registration No. 333-107704

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

CONTINENTAL AG
(Exact name of issuer of deposited securities as specified in its charter)

N.A.
(Translation of issuer's name into English)

GERMANY
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 602 3761

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Michael T. Worthington
Continental Tire North America, Inc.
1800 Continental Boulevard
Charlotte, North Carolina 28273
Telephone 704 583 8550

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466:

☒ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per ADS	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share evidencing one common share of Continental AG (the "Common Shares")	N/A	N/A	N/A	N/A
(1)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Supplement and Amendment No. 2 to the Deposit Agreement filed as Exhibit (a) to the Registration Statement.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross Reference

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus
1.	Name and address of depositary		Introductory Paragraph
2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, top center of deposited securities
Terms of Deposit:
	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
	(ii)	The procedure for voting the deposited securities	Paragraphs 8, 12 and 13
	(iii)	The collection and distribution of dividends	Paragraphs 10. 11. 12 and 15
	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs 10, 12 and 13
	(v)	The sale or exercise of rights	Paragraph 11
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs 11 and 14
	(vii)	Amendment, extension or termination of the deposit arrangement	Paragraphs 16 and 17
	(viii)	Rights of holders of the American Depositary Receipts to inspect the transfer books of the depositary and the list of holders of American Depositary Receipts	Paragraph 2
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs 1, 2, 4, 5, 6 and 8
	(x)	Limitation upon the liability of the depositary	Paragraph 15
3.	Fees and Charges		Paragraph 9

Item - 2. AVAILABLE INFORMATION

Public reports furnished by issuer	Paragraph 10

The Company furnishes the Securities and Exchange Commission with certain public reports and documents pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934. Such reports and documents may be inspected and copied at the public reference facilities maintained by the Commission located at the date of the Agreement at 100 F Street, NE, Washington, D.C. 20549

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a) Supplement and Amendment No. 2 to Deposit Agreement, dated as of February , 2008, among Continental AG as Issuer, Deutsche Bank Trust Company Americas, as Depositary, and each Owner and Beneficial Owner from time to time of American Depositary Receipts issued thereunder. Filed herewith as Exhibit (a).

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d) Opinion of counsel to the Depositary, as to the legality of the securities being registered. Previously Filed.

(e) Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, on February 26, 2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares each representing one common share of Continental AG, Par Value Euro 2.56 per common share.

Deutsche Bank Trust Company Americas, As Depositary

By: /s/James Kelly
Name: James Kelly
Title: Vice President

By: /s/Susan K. Hayashi
Name: Susan K. Hayashi
Title: Director

Pursuant to the requirements of the Securities Act of 1933, Continental AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Germany on February 26, 2008.

By: /s/Manfred Wennemer Name: Manfred Wennemer Title: Chairman of the Executive Board and CEO	CONTINENTAL AG By: /s/Alan Hippe Name: Alan Hippe Title: Member of the Executive Board and CFO

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Manfred Wennemer and Dr. Alan Hippe, jointly and severally, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Post-Effective Amendment to Registration Statement on Form F-6, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on February 26, 2008.

/s/Heinz-Gerhard Wente Name: Heinz-Gerhard Wente Title: Member of the Executive Board	*/s/Michael T. Worthington Name: Michael T. Worthington Title: Authorized U.S. Representative

/s/Hans-Joachim Nikolin Name: Hans-Joachim Nikolin Title: Member of the Executive Board	/s/Alan Hippe Name: Alan Hippe Title: Member of the Executive Board and CFO (Principal Accounting Officer and Financial Officer)

/s/Manfred Wennemer Name: Manfred Wennemer Title: Chairman of the Executive Board and CEO (Principal Executive Officer)

*By: /s/Alan Hippe
Name: Alan Hippe
Title:   Power of Attorney

INDEX TO EXHIBITS
Exhibit Number

(a)(2)	Form of Supplemant and Amendment to Deposit Agreement

(e)	Rule 466 Certification